Exhibit 99.1

Tottenham Hotspur and VivoPower Announce Successful Completion of Feasibility Studies for SES Projects

LONDON, June 29, 2021 – Tottenham Hotspur (“The Club”) has today announced that its Official Battery Technology Partner, VivoPower International PLC (Nasdaq: VVPR) (“VivoPower”, the “Company”) has completed feasibility studies to assess initial opportunities for sustainable energy solutions (“SES”) at both Tottenham Hotspur Stadium and the Club’s Hotspur Way Training Centre in Enfield. The Club and VivoPower are now exploring the potential of moving forward with the implementation of one or more SES projects.

Following on from the announcement of the unique partnership in February, VivoPower completed an engineering review of both facilities to pinpoint optimal solutions and an array of potential projects to reduce both carbon footprint and energy costs. The Club is now working with VivoPower to assess the engineering and design of renewable energy infrastructure that could be installed at both the stadium and training centre.

This important milestone highlights Tottenham Hotspur’s ongoing efforts towards decarbonisation and minimisation of the environmental impacts of its activities across all Club operations. The Club has recently been recognised as the English Premier League’s greenest club following a study carried out by BBC Sport and the UN-backed Sport Positive Summit.

The Club is also a signatory of the UN Sports for Climate Action Framework, demonstrating its commitment to playing its part to ensure the sports sector is on the path to a low-carbon future, in line with the aims of the Paris Agreement. Additionally, last year Tottenham Hotspur became a founding partner of Count Us In, a global movement aiming to mobilise 1 billion people in the fight against climate change.

Donna-Maria Cullen, Executive Director of Tottenham Hotspur, said: “The Club is committed to achieving its sustainable goals and is encouraged by the findings of the feasibility studies carried out by VivoPower.

“Both our stadium and training centre have been built with sustainability in mind and we look forward to working closely with VivoPower to assess the implementation of further measures.”

Kevin Chin, Executive Chairman and CEO of VivoPower, noted: “We are very pleased that the outcome of the feasibility studies confirm significant opportunities to deliver reductions in emissions as well as costs for Tottenham Hotspur. Our team will now be working closely with the Club to look at how we could implement holistic sustainable energy solutions.”

Joshua Krasnigor, Senior Engineer and Project Technical Director of VivoPower, said: “We are excited to progress the SES opportunities identified over the past few months for Tottenham Hotspur’s state-of-the-art facilities. The solutions we are developing through this partnership will represent a major step towards achieving Tottenham Hotspur’s sustainable goals while simultaneously reducing the Club’s operating costs.

“VivoPower looks forward to continuing to work with Tottenham Hotspur to discuss implementing these SES projects and continue developing bespoke solutions for the Club as they lead the way for sports organisations pursuing decarbonisation.”

About VivoPower

VivoPower is a sustainable energy solutions company focused on battery storage, electric solutions for customised and ruggedised fleet applications, solar and critical power technology and services. The Company's core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net zero carbon status. VivoPower is a certified B Corporation with operations in Australia, Canada, the Netherlands, the United Kingdom and the United States.

Contacts

VivoPower Investor Relations

shareholders@vivopower.com

VivoPower Press

rmorganevans@edisongroup.com

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the future implementation of SES project and the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.